UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of MARCH, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   March 16, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                            FRANKFURT EXCHANGE: HRL
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NEWS RELEASE                                                   March 16(b), 2005


                      HALO ANNOUNCES $5 MILLION FINANCING


VANCOUVER, BRITISH COLUMBIA, MARCH 16, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that it has entered into a financing agreement with Canaccord Capital Corporation and Pacific International Securities Inc. (the "Agents") for the private placement, on a commercially reasonable efforts basis, up to $5,020,000 (before over allotment) or 2,000,000 Flow Through Shares ("FT Shares"), at a price of $1.25 per share, and 2,100,000 Non Flow Through Units ("NFT Units"), at a price of $1.20 per unit. Each NFT will consist of one common share and one-half share purchase warrant. Each full share purchase warrant entitles the holder to acquire one common share of the Company for a period of two years at a price of $1.35 per share. The share purchase warrants will be transferable but not listed for trading.

The Agents' will be granted the option to increase the offering by $1,000,000 (the "Over Allotment Option") by way of FT Shares or NFT Units on the same terms. As consideration for acting as Agents, the Company has agreed pay a commission of 7.5 percent of the total proceeds on closing in cash, and issue Agents' Warrants exercisable for common shares of the Company representing 10 percent of the total Offering sold, at an exercise price of $1.35 per common share for a period of two years. The Agents may elect to take half of their cash compensation in the form of Units. The Company will also pay Canaccord Capital Corporation a corporate finance fee payable in Units and an administration fee.

The net proceeds of the placement will be used for the exploration and development of the Duport, Bachelor Lake, and Quarter Moon properties and for general working capital purposes.

HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of advanced exploration and near production base and precious base metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: www.halores.com


                                                                          ..../2

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Halo Resources Ltd.
March 16, 2005
Page 2


This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
______________________
PRESIDENT & CEO

FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President & CEO
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission.


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